Exhibit 4.32

Private & Confidential

Dated 5 December 2016

SUPPLEMENTAL AGREEMENT

relating to a

loan of up to US$30,000,000

to

DEVOCEAN MARITIME LTD.

DOMINA MARITIME LTD.

and

DULAC MARITIME S.A.

arranged by

HSH NORDBANK AG

with

HSH NORDBANK AG

as Agent

HSH NORDBANK AG

as Security Agent

guaranteed by

GLOBUS MARITIME LIMITED

THIS SUPPLEMENTAL AGREEMENT is dated on 5 December 2016 and made BETWEEN:

(1)	THE ENTITIES listed in Schedule 1 as borrowers (the Borrowers);

(2)	GLOBUS MARITIME LIMITED, a corporation incorporated in the Republic of the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the Parent);

(3)	GLOBUS SHIPMANAGEMENT CORP., a corporation incorporated in the Republic of the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the Manager);

(4)	HSH NORDBANK AG as mandated lead arranger (the Arranger);

(5)	THE FINANCIAL INSTITUTIONS listed in Schedule 1 as lenders (the Lenders);

(1)	HSH NORDBANK AG (the Hedging Provider) as Hedging Provider;

(2)	HSH NORDBANK AG as agent of the other Finance Parties (the Agent); and

(3)	HSH NORDBANK AG as security agent of the Finance Parties (the Security Agent).

WHEREAS:

(A)	this Agreement reflects the terms of an agreement reached in principle between the Finance Parties and the Borrowers during May 2016;

(B)	this Agreement is supplemental to a facility agreement dated 27 February 2015 (the Original Facility Agreement) made between (1) the Borrowers as joint and several borrowers (2) the Parent. (3) the Arranger, (4) the Agent, (5) the Lenders, (6) the Hedging Provider and (7) the Security Agent, pursuant to which the Lenders made available to the Borrowers a term loan of $29,405,000 of which the principal amount outstanding at the date hereof is $25,937,025; and

(C)	this Agreement sets out the terms and conditions upon which the Finance Parties shall, at the request of the Borrowers and the Parent, provide their consent to:

(a)	the revision of the loan repayment provisions;

(b)	the reduction of the Minimum Value during the Revision Period (as such term is defined below);

(c)	the reduction of (i) the minimum liquidity requirement contained in clause 20.3(a) of the Original Facility Agreement and (ii) the leverage ratio contained in clause 20.3(d) of the Original Principal Agreement, in each case during the Revision Period;

(d)	the waiver of the application of clause 20.3(a) and clause 20.3(b) of the Original Facility Agreement during the Revision Period; and

(a)	certain consequential amendments to the terms and conditions applicable to the Original Facility Agreement.

NOW IT IS HEREBY AGREED as follows:

1	Definitions

1.1	Defined expressions

Words and expressions defined in the Original Facility Agreement shall, unless the context otherwise requires or unless otherwise defined herein, have the same meanings when used in this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

Effective Date means the date, no later than 12 December 2016, on which the Agent has received the documents and evidence specified in Schedule 2 in a form and substance satisfactory to it.

Facility Agreement means the Original Facility Agreement as amended and supplemented by this Agreement.

Party means a party to this Agreement;

Relevant Documents means this Agreement and any other documents to be executed in connection hereto.

Relevant Parties means, together, the Borrowers, the Manager and the Parent and Relevant Party means each one of them.

Revision Period means the period commencing on 3 June 2016 and ending on 3 March 2017 (both dates inclusive).

1.3	Original Facility Agreement

References in the Original Facility Agreement to “this Agreement” shall, with effect from the Effective Date and unless the context otherwise requires, be references to the Original Facility Agreement as amended by this Agreement and words such as “herein”, “hereof”, “hereunder”, “hereafter”, “hereby” and “hereto”, where they appear in the Original Facility Agreement shall be construed accordingly.

1.4	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.5	Incorporation of certain references

Clauses 1.2 to 1.7 (Construction) and 1.8 to 1.10 (Third party rights) of the Original Facility Agreement shall be deemed to be incorporated into this Agreement in full, mutatis mutandis.

1.6	Designation as Finance Document

The Parties agree that this Agreement is and shall be designated a Finance Document.

1.7	Contractual recognition of bail-in

If and to the extent that a Relevant Party is not a party to the Facility Agreement, each such Relevant Party agrees to be bound by the provisions of clause 36.21 (Contractual recognition of bail-in) of the Facility Agreement as if it is a party to the Facility Agreement.

2	Consent of the Finance Parties

The Finance Parties, relying upon the representations, warranties and undertakings on the part of the Relevant Parties contained in clause 4 (Representations and warranties) and subject to the terms and conditions of this Agreement and in particular, but without prejudice to the generality of the foregoing, fulfilment on or before the Effective Date of the conditions contained in Schedule 2 (Documents and evidence required as conditions precedent), agree to:

(a)	waive the application of paragraphs (b) and (c) of clause 20.3 (Financial condition) of the Original Loan Agreement during the Revision Period; and

(b)	the amendment of the Original Facility Agreement on the terms set out in clause 3 (Amendments to the Facility Agreement).

3	Amendments to the Original Facility Agreement

The Original Facility Agreement shall, with effect on and from the Effective Date, be (and is hereby) amended in accordance with the following provisions (and the Original Facility Agreement (as so amended) will continue to be binding upon each of the parties hereto upon such terms as so amended):

3.1.1	by deleting in clause 1.1 of the Original Facility Agreement the definitions of Minimum Value and Repayment Date and by inserting in their respective places the following new definitions of Minimum Value and Repayment Date:

“Minimum Value means:

(a)	subject to paragraph (b), at any time during the Facility Period, an amount in dollars which is equal to one hundred and twenty five per cent of the Loan at that time; and

(b)	at all times during the Revision Period, an amount in dollars which is equal to sixty per cent of the Loan at that time.

Repayment Date means, in relation to an Advance, subject to clauses 36.12 and 36.13 (Business Days):

(a)	the First Repayment Date in respect of such Advance;

(b)	each of the dates falling at three (3) monthly intervals after such First Repayment Date up to the Cut Off Repayment Date;

(c)	the Restart Repayment Date;

(d)	each of the dates falling at three (3) monthly intervals after the Restart Repayment Date; and

(e)	the Final Repayment Date.”;

3.1.2	by inserting in clause 1.1 of the Original Facility Agreement in the correct alphabetical order the following new definitions of Bail-in Action, Bail-In Legislation, Calculation Period, Cut Off Repayment Date, Daily Excess Earnings, Deferred Amount, EEA Member Country, Effective Date, EU Bail-In Legislation Schedule, Excess Cash, First Calculation Period, Resolution Authority, Restart Repayment Date, Revision Period, Second Calculation Period, Supplemental Agreement and Write-down and Conversion Powers:

“Bail-In Action means the exercise of any Write-down and Conversion Powers.

Bail-In Legislation means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

Calculation Periods means, together, the First Calculation Period and the Second Calculation Period and Calculation Period means either one of them.

Cut Off Repayment Date means, subject to clause 36.12 and 36.13 (Business Days), 3 June 2016.

Daily Excess Earnings means, in relation to a Fleet Vessel and a day falling within a Calculation Period, any part of the Earnings of that Fleet Vessel for that day exceeding $6,500.

Deferred Amount means:

(a)	in relation to the Devocean Advance, $478,230;

(b)	in relation to the Domina Advance, $460,000; and

(c)	in relation to the Dulac Advance, $448,960,

in each case, as reduced by payments or prepayments made by or on behalf of the Borrowers under this Agreement and Deferred Amounts means, together, two or more of them.

EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.

Effective Date has the meaning ascribed thereto in the Supplemental Agreement.

EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

Excess Cash means the amount in dollars (calculated by the Borrowers or, as the case may be, the Agent pursuant to clause 21.14 (Excess Cash recapture)) which is:

(a)	in respect of the First Calculation Period, equal to the aggregate of the Daily Excess Earnings of the Ships received during such Calculation Period, as shown in the then latest cashflow statements prepared for such Calculation Period in accordance with clause 19.4; and

(b)	in respect of the Second Calculation Period, equal to the aggregate of the Daily Excess Earnings of each Fleet Vessel received during such Calculation Period, as shown in the then latest cashflow statements prepared for such Calculation Period in accordance with clause 19.4.

First Calculation Period means the period commencing on 4 June and ending on 3 September 2016.

Resolution Authority means anybody which has authority to exercise any Write-down and Conversion Powers.

Restart Repayment Date means, subject to clause 36.12 and 36.13 (Business Days), 3 March 2017.

Revision Period means the period commencing on 3 June 2016 and ending on 3 March 2017 (both dates inclusive).

Second Calculation Period means the period commencing on 4 September 2016 and ending on 3 March 2017.

Supplemental Agreement means the agreement dated 5 December 2016 supplemental to this Agreement.

Write-down and Conversion Powers means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.”;

3.1.3	by deleting clause 6.2 of the Original Facility Agreement in its entirety and by replacing it with the following new clause 6.2:

“6.2	To the extent not previously reduced:

(a)	the Devocean Advance shall be repaid by seventeen (17) repayment instalments, one such instalment to be repaid on each Repayment Date relevant to such Advance. Subject to the provisions of this Agreement, the amount of each repayment instalment (other than the last instalment) shall be $255,000 and the amount of the last repayment instalment shall be $5,070,000;

(b)	the Domina Advance shall be repaid by seventeen (17) repayment instalments, one such instalment to be repaid on each Repayment Date relevant to such Advance. Subject to the provisions of this Agreement, the amount of each repayment instalment (other than the last instalment) shall be $230,000 and the amount of the last repayment instalment shall be $6,420,000; and

(c)	the Dulac Advance shall be repaid by seventeen (17) repayment instalments, one such instalment to be repaid on each Repayment Date relevant to such Advance. Subject to the provisions of this Agreement, the amount of each repayment instalment (other than the last instalment) shall be $225,000 and the amount of the last repayment instalment shall be $7,150,000.

On the Final Repayment Date (without prejudice to any other provision of this Agreement), the Loan shall be repaid in full.”;

3.1.4	by inserting at the end of clause 7.11 of the Original Facility Agreement the words “provided however that if a Reduced Price is payable pursuant to the provisions of Clause 22.5, the amount to be prepaid under this clause 7.11 shall be equal to the Reduced Price”;

3.1.5	by adding at the end of Clause 19.4 of the Original Facility Agreement the following words “The Borrowers shall supply to the Agent five days before the end of a Calculation Period a cashflow statement setting out in reasonable details the Earnings and Daily Excess Earnings of the relevant Fleet Vessels and the Excess Cash for such Calculation Period.”;

3.1.6	by deleting paragraph (a) of clause 20.3 of the Original Facility Agreement and by inserting in its place the following new paragraph (a):

“(a)	Facility minimum liquidity: the Borrowers shall maintain in the Minimum Liquidity Account cash balances in an aggregate amount of no less than (i) during the Revision Period, Seventy thousand dollars ($70,000) per Mortgaged Ship and (ii) at all other times, Two hundred and fifty thousand dollars ($250,000) per Mortgaged Ship, in each case which are free from any Security Interest (other than the Account Security);”;

3.1.7	by deleting paragraph (d) of clause 20.3 of the Original Facility Agreement and by inserting in its place the following new paragraph (d):

“(d)	Leverage: the ratio of Total Liabilities to the Market Value Adjusted Assets shall at all times be not higher than (i) during the Revision Period, 2.00:1.00 and (ii) at all other times, 0.75:1.00.”;

3.1.8	by inserting immediately after existing clause 21.13 of the Original Facility Agreement the following new clauses 21.14 to 21.16:

“Excess Cash recapture

21.14	The Agent shall, in relation to each Calculation Period, calculate the amount of the relevant Excess Cash for such Calculation Period three days before the expiration of such Calculation Period.

21.15	If, and only if, following a calculation the Agent determines the Excess Cash for a Calculation Period to be a positive figure on the last day of such Calculation Period, then the Agent shall notify the Borrowers of the amount of such Excess Cash.

21.16	Immediately following each such notification of Excess Cash in respect of a Calculation Period, the Borrowers shall prepay an amount equal to such Excess Cash to be applied, on a pro rata basis, against the Deferred Amounts at the time.”;

3.1.9	by adding at the end of clause 22.5 (Sale or other disposal of Ship) of the Original Facility Agreement the following wording:

“No approval shall be granted for a sale of a Ship to a buyer who is an Affiliate of the Borrowers. In the event that a Borrower receives an offer for its Ship for a cash price which is less than the Advance relevant to its Ship at the time (the “Reduced Price”) and the Agent agrees for that Borrower to sell its Ship for the Reduced Price, the amount of that Advance remaining outstanding after such sale is completed and the Reduced Price is applied against that Advance by the Agent shall be written off by the Lenders and the outstanding amount of that Advance shall thereafter be deemed to be zero.”; and

3.1.10	by inserting immediately after existing clause 36.20 (Disruption of payment systems etc.) of the Original Facility Agreement the following new clause 36.21:

“Contractual recognition of bail-in

36.21	Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to this Agreement, each party to this Agreement acknowledges and accepts (and shall procure that any other Obligor acknowledges and accepts) that any liability of any party to this Agreement to any other party to this Agreement under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.”.

4	Representations and warranties

The Relevant Parties make the representations and warranties set out in clause 18 (Representations) of the Original Facility Agreement to the Lenders on the date of this Agreement and on the Effective Date as if made on such date with reference to the facts and circumstances existing at each such date.

5	Fees and expenses

5.1	Restructuring fee

The Borrowers shall pay to the Agent, for the account of the Lenders, a non-refundable restructuring fee of $50,000 on the Effective Date.

5.2	Expenses

The Borrowers agree to pay to the Agent on a full indemnity basis on demand all expenses (including legal and out-of-pocket expenses) incurred by any Finance Party:

5.2.1	in connection with the negotiation, preparation, execution and, where relevant, registration of this Agreement and the other Relevant Documents and of any amendment or extension of or the granting of any waiver or consent under this Agreement or the other Relevant Documents; and

5.2.2	in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under this Agreement or the other Relevant Documents or otherwise in respect of the monies owing and obligations incurred under this Agreement and the other Relevant Documents, together with interest at the rate and in the manner referred to in clause 8.3 of the Original Facility Agreement from the date on which such expenses were incurred, to the date of payment (after, as well as before judgment).

5.3	Value Added Tax

All fees and expenses payable pursuant to this clause 5 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by any of the Finance Parties under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.4	Stamp and other duties

The Borrowers shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Agreement and any other Relevant Documents.

6	Miscellaneous and notices

6.1	Continuation of Facility Agreement

6.1.1	Save as amended by this Agreement, the provisions of the Original Facility Agreement shall continue in full force and effect and the Original Facility Agreement and this Agreement shall be read and construed as one instrument.

6.1.2	With effect as of the Effective Date, references in the Finance Documents to the “Facility Agreement” or the “Loan Agreement” or the “Agreement” (or such other equivalent or similar references) shall henceforth be references to the Original Facility Agreement as amended and supplemented by this Agreement and as from time to time hereafter amended, supplemented and/or restated, and shall also be deemed to include this Agreement and the obligations of the Borrowers hereunder.

6.2	Continuing security – Relevant Parties

Each of the Relevant Parties hereby confirms for the benefit of the Finance Parties that:

6.2.1	each Finance Document to which it is a party extends, in accordance with its terms, to the obligations of the Borrowers arising under the Original Facility Agreement as amended and supplemented by this Agreement;

6.2.2	the Finance Documents to which such Relevant Party is a party and the obligations of such Relevant Party thereunder and any Security Interests contained therein are not otherwise affected by this Agreement, or any other Relevant Documents or anything contained in them or in this Agreement and shall remain in full force and effect notwithstanding the amendments to the Original Facility Agreement and the other arrangements contained in this Agreement; and

6.2.3	with effect from the Effective Date references in the Finance Documents to which such Relevant Party is a party to “the Agreement” or “the Facility Agreement” or “the Loan Agreement” (or equivalent or similar references) shall henceforth be references to the Original Facility Agreement as amended and supplemented by this Agreement and as from time to time hereafter amended and shall also be deemed to include this Agreement and the obligations of the Borrowers hereunder, provided that, without prejudice to the foregoing, the Relevant Parties shall do all such acts and things as the Security Agent reasonably requires for the purposes of ensuring that all obligations and Security Interests purported to be created under the Finance Documents are and shall remain in full force and effect and fully perfected in favour of the Security Agent.

6.3	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

6.4	Partial invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision in any other respect or under the law of any other jurisdiction will be affected or impaired in any way.

6.5	Notices

The provisions of clause 38 (Notices) of the Original Facility Agreement shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein and as if references therein to “Obligors” and “Obligor” were references to all Relevant Parties and Relevant Party, respectively.

6.6	Borrowers’ obligations

Notwithstanding anything to the contrary contained in this Agreement, the agreements, obligations and liabilities of the Relevant Parties herein contained are joint and several and shall be construed accordingly. Each of the Relevant Parties agrees and consents to be bound by this Agreement notwithstanding that the other Relevant Parties which were intended to sign or be bound may not do so or be effectually bound and notwithstanding that this Agreement may be invalid or unenforceable against the other Relevant Parties whether or not the deficiency is known to the Agent. The Agent shall be at liberty to release any of the Relevant Parties from this Agreement and to compound with or otherwise vary the liability or to grant time and indulgence to make other arrangements with any of the Relevant Parties without prejudicing or affecting the rights and remedies of the Agent against the other Relevant Parties.

7	Governing Law

This Agreement and any non-contractual obligations connected with it shall be governed by English law.

8	Enforcement

8.1	Jurisdiction

8.1.1	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) or any non-contractual obligations connected with this Agreement (a Dispute).

8.1.2	The parties hereto agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party hereto will argue to the contrary.

8.1.3	This clause 8.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

8.2	Service of process

8.2.1	Without prejudice to any other mode of service allowed under any relevant law, each of the Relevant Parties:

(a)	irrevocably appoints Messrs. Saville & Co. at present of One Carey Lane, London EC2V 8AE, England, as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement (including any non-contractual obligations in connection with it); and

(b)	agrees that failure by a process agent to notify any Relevant Party of the process will not invalidate the proceedings concerned.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed as a deed on the date first above written.

Schedule 1
The original parties

Borrowers

Name:	DEVOCEAN MARITIME LTD.
Original Jurisdiction	Republic of the Marshall Islands
Registration number (or equivalent, if any)	24361

Name:	DOMINA MARITIME LTD.
Original Jurisdiction	Republic of the Marshall Islands
Registration number (or equivalent, if any)	40259

Name:	DULAC MARITIME S.A.
Original Jurisdiction	Republic of the Marshall Islands
Registration number (or equivalent, if any)	40253

The Original Lenders

Name	HSH NORDBANK AG

Schedule 2
Documents and evidence required as conditions precedent

1	Corporate authorisations

In relation to each of the Relevant Parties:

(a)	Constitutional documents

copies certified by an officer of each of the Relevant Parties, as a true, complete and up to date copies, of all documents which contain or establish or relate to the constitution of that Relevant Party or a secretary's certificate confirming that there have been no changes or amendments to the constitutional documents certified copies of which were previously delivered to the Agent pursuant to the Original Facility Agreement;

(b)	Resolutions

copies of resolutions of each of its board of directors and, if required following advice by the Agent’s counsel, its shareholders approving this Agreement and the other Relevant Documents and the terms and conditions hereof and thereof and authorising the signature, delivery and performance of each such Relevant Party's obligations thereunder, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by an officer of such Relevant Party as:

(1)	being true and correct;

(2)	being duly passed at meetings of the directors of such Relevant Party and, as the case may be, of the shareholders of such Relevant Party each duly convened and held;

(3)	not having been amended, modified or revoked; and

(4)	being in full force and effect,

together with originals or certified copies of any powers of attorney issued by any Relevant Party pursuant to such resolutions; and

(c)	Certificate of incumbency

a list of directors and officers of each Relevant Party specifying the names and positions of such persons, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by an officer of such Relevant Party to be true, complete and up to date;

2	Consents

a certificate (dated no earlier than five (5) Banking Days prior to the date of this Agreement) from an officer of each of the Relevant Parties stating that no consents, authorisations, licences or approvals are necessary for such Relevant Party to authorise, or are required by each of the Relevant Parties or any other party (other than a Finance Party) in connection with, the execution, delivery, and performance of this Agreement and the other Relevant Documents to which such Relevant Party is or is to be a party;

3	Legal opinions

such legal opinions in relation to the Republic of the Marshall Islands and any other legal opinions as the Agent shall in its absolute discretion require;

4	Payment

evidence satisfactory to the Agent that the Borrowers have paid (i) the repayment instalment of the Devocean Advance due in June 2016 in an amount equal to $255,000, (ii) the repayment instalment of the Domina Advance due in June 2016 in an amount equal to $230,000 and (iii) the repayment instalment of the Dulac Advance due in June 2016 in an amount equal to $225,000 and such payments are effected from the moneys standing to the credit of the Retention Account;

5	Restructuring Fee

evidence that the restructuring fee set out in clause 6.1 (Restructuring fee) has been paid;

6	English Process agent

a letter from each Relevant Party's agent for receipt of service of proceedings accepting its appointment under this Agreement as such Relevant Party’s process agent; and

7	Other matters

such other matters or favourable opinions as the Agent may require.

EXECUTED as a DEED	)
by Olga Lambrianidou	)
for and on behalf of	)	/s/ Olga Lambrianidou
DEVOCEAN MARITIME LTD.	)	Attorney-in-fact
in the presence of:	)

/s/ Emmanoull Chamilothoris
Witness
Name: Emmanoull Chamilothoris
Address: Norton Rose Fubright Greece
Occupation: Associate

EXECUTED as a DEED	)
by Olga Lambrianidou	)
for and on behalf of	)	/s/ Olga Lambrianidou
DOMINA MARITIME LTD.	)	Attorney-in-fact
in the presence of:	)

/s/ Emmanoull Chamilothoris
Witness
Name: Emmanoull Chamilothoris
Address: Norton Rose Fubright Greece
Occupation: Associate

EXECUTED as a DEED	)
by Olga Lambrianidou	)
for and on behalf of	)	/s/ Olga Lambrianidou
DULAC MARITIME S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Emmanoull Chamilothoris
Witness
Name: Emmanoull Chamilothoris
Address: Norton Rose Fubright Greece
Occupation: Associate

EXECUTED as a DEED	)
by Olga Lambrianidou	)
for and on behalf of	)	/s/ Olga Lambrianidou
GLOBUS SHIPMANAGEMENT CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Emmanoull Chamilothoris
Witness
Name: Emmanoull Chamilothoris
Address: Norton Rose Fubright Greece
Occupation: Associate

EXECUTED as a DEED	)
by Olga Lambrianidou	)
for and on behalf of	)	/s/ Olga Lambrianidou
GLOBUS MARITIME LIMITED	)	Attorney-in-fact
in the presence of:	)

/s/ Emmanoull Chamilothoris
Witness
Name: Emmanoull Chamilothoris
Address: Norton Rose Fubright Greece
Occupation: Associate

EXECUTED as a DEED	)
by Emmanoull Chamilothoris	)
for and on behalf of	)	/s/ Emmanoull Chamilothoris
HSH NORDBANK AG	)	Attorney-in-fact
in the presence of:	)

/s/ Angeliki Skindilia
Witness
Name: Angeliki Skindilia
Address: Norton Rose Fulbright Greece
Occupation: Associate